

February 3, 2015

<u>Via E-mail</u>
Mr. Jeffrey S. Cosman
Chief Executive Officer and Director
Brooklyn Cheesecake & Desserts Company, Inc.
12540 Broadwell Road, Suite 1203
Milton, GA 30004

> **Re:** **Brooklyn Cheesecake & Desserts Company, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed January 29, 2015**
> **File No. 1-13984**

Dear Mr. Cosman:

We reviewed the above-captioned filing and have the following comment.

<u>General</u>

1. Other than the information required by Item 13(a) of Schedule 14A, which you provided in response to our December 29, 2014 comment letter, it does not appear that you have provided other applicable disclosure required by Item 14 of Schedule 14A. Refer for example to paragraphs (b) and (c)(1) of Item 14 of Schedule 14A. Please revise to provide the complete disclosure set forth in Item 14 of Schedule 14A. To the extent that the information contained in your Form 8-K filed November 5, 2014 and the Form 8-K/A filed January 23, 2015 satisfy the information requirements of Item 14 of Schedule 14A, you may wish to consider incorporating those filings by reference.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 if you have any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief